UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THE BANCORP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
05969A105
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 8 Pages

CUSIP No. 05969A105

1		NAMES OF REPORTING PERSONS Donald A. Yacktman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 1,784,165
BENEFICIALLY OWNED	6	SHARED VOTING POWER 850,285(1)
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,784,165
PERSON WITH:	8	SHARED DISPOSITIVE POWER 271,687(1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,055,852
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents shares beneficially owned by Yacktman Asset Management Co.; Donald A. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.

(2)	Based upon an aggregate of 26,181,291 shares outstanding as of October 31, 2009.

Page 2 of 8 Pages

CUSIP No. 05969A105

1		NAMES OF REPORTING PERSONS The Yacktman Funds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES	5	SOLE VOTING POWER 933,880
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 933,880
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	Based upon an aggregate of 26,181,291 shares outstanding as of October 31, 2009.

Page 3 of 8 Pages

CUSIP No. 05969A105

1		NAMES OF REPORTING PERSONS Yacktman Asset Management Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 850,285
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 271,687
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,121,972
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Based upon an aggregate of 26,181,291 shares outstanding as of October 31, 2009.

Page 4 of 8 Pages

CUSIP No. 05969A105

Item 1(a).	Name of Issuer:

The Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

409 Silverside Road Wilmington, DE 19809

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are: (i) Donald A. Yacktman (“Mr. Yacktman”); (ii) The Yacktman Funds, Inc. (“The Yacktman Funds”), an investment company registered under the Investment Company Act of 1940; and (iii) Yacktman Asset Management Co. (“Yacktman Asset Management”), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Mr. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(for each of Mr. Yacktman, The Yacktman Funds and Yacktman Asset Management)

6300 Bridgepoint Parkway, Bldg. 1, Suite 320 Austin, TX 78730

Item 2(c).	Citizenship:

Mr. Yacktman is a citizen of the United States. The Yacktman Funds is a Maryland corporation. Yacktman Asset Management is an Illinois corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

05969A105

Page 5 of 8 Pages

CUSIP No. 05969A105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

|X|	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
|X|	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
|X|	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G) (as to Mr. Yacktman)

Item 4.	Ownership

Mr. Yacktman

(a)	Amount Beneficially Owned: 2,055,852
(b)	Percent of Class: 7.9%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 1,784,165
(ii)	shared power to vote or to direct the vote: 850,285
(iii)	sole power to dispose or to direct the disposition of: 1,784,165
(iv)	shared power to dispose or to direct the disposition of: 271,687

Mr. Yacktman’s beneficial ownership consists of (i) 933,880 shares of common stock beneficially owned by The Yacktman Funds; and (ii) 1,121,972 shares of common stock beneficially owned by Yacktman Asset Management.

The Yacktman Funds

(a)	Amount Beneficially Owned: 933,880
(b)	Percent of Class: 3.6%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 933,880
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 0
(iv)	shared power to dispose or to direct the disposition of: 0

Page 6 of 8 Pages

CUSIP No. 05969A105

Yacktman Asset Management

(a)	Amount Beneficially Owned: 1,121,972
(b)	Percent of Class: 4.3%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 850,285
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 271,687
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Mr. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management, whose Item 3 classification is Item 3(e), an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed November 7, 2008).

Page 7 of 8 Pages

CUSIP No. 05969A105

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2010

/s/ Donald A. Yacktman
Donald A. Yacktman
THE YACKTMAN FUNDS, INC.
By: /s/ Donald A. Yacktman
Donald A. Yacktman, President
YACKTMAN ASSET MANAGEMENT CO.
By: /s/ Donald A. Yacktman
Donald A. Yacktman, President

Page 8 of 8 Pages